Exhibit 99.1

Materialise to Hold Annual Shareholders’ Meeting and Extraordinary Shareholders’ Meeting on June 3, 2025

LEUVEN, Belgium, May 16, 2025 (GLOBE NEWSWIRE) -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing software and sophisticated 3D printing solutions, today announced that it will host its Annual General Shareholders’ Meeting (AGM) on Tuesday, June 3, 2025, at 10:00 am CET.

On the same date, Materialise will convene an Extraordinary Shareholders’ Meeting to discuss and vote on proposals to amend its articles of association (to renew the authorization of the Board of Directors to increase Materialise’s authorized share capital, and to move the statutory date of the AGM starting in 2026).

The convening notices and other documents pertaining to the Annual General Shareholders’ Meeting and the Extraordinary Shareholders’ Meeting, including the annual report, are available on Materialise's website at https://investors.materialise.com/governance-documents

About Materialise

Materialise incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and flexible end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities. For additional information, please visit www.materialise.com